                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                        Sunrise Assisted Living, Inc.
- -------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 86768K 10 6
                   ---------------------------------------
                               (CUSIP Number)

                               Thomas E. Siegler
                       Donaldson, Lufkin & Jenrette, Inc.
                                277 Park Avenue
                            New York, New York 10172
                                   (212) 892-3000
- -------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 5, 1996
        -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 114 Pages

                                  SCHEDULE 13D
 CUSIP NO.   86768K 10 6                                  PAGE 2 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sprout Growth II, L.P.


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   / /
                                                         (b)  /X/

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
                OO


  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware


              7   SOLE VOTING POWER
                         667,161
  NUMBER OF
    SHARES    8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
    EACH
    WITH      9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                667,161
    WITH

              10  SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            667,161


 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /


 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.9% - See Item 5


 14 TYPE OF REPORTING PERSON*
            PN





                              Page 2 of 114 Pages

                                  SCHEDULE 13D
 CUSIP NO.   86768K 10 6                                    PAGE 3 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DLJ Capital Corporation


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b) /X/

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
                WC, OO


  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

              7   SOLE VOTING POWER
                           733,333
  NUMBER OF
    SHARES    8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
     WITH     9   SOLE DISPOSITIVE POWER
    PERSON                 733,333


              10  SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           733,333

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                             / /


 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.4% - See Item 5

 14 TYPE OF REPORTING PERSON*
           CO





                              Page 3 of 114 Pages

                                  SCHEDULE 13D
    CUSIP NO.   86768K 10 6                       PAGE 4 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donaldson, Lufkin & Jenrette Securities Corporation


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  /X/

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
               WC


  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                7    SOLE VOTING POWER
                           12,697
   NUMBER OF
     SHARES     8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
    PERSON      9    SOLE DISPOSITIVE POWER
     WITH
                            12,697


                10   SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,697

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /


 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 1% - See Item 5

 14 TYPE OF REPORTING PERSON*

          CO, BD





                              Page 4 of 114 Pages

                                  SCHEDULE 13D
    CUSIP NO.   86768K 10 6                       PAGE 5 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donaldson, Lufkin & Jenrette, Inc.


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  /X/

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
              N/A


  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                7    SOLE VOTING POWER

                             746,030
   NUMBER OF
     SHARES     8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                    746,030


                10   SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            746,030

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.5% - See Item 5

 14 TYPE OF REPORTING PERSON*

           CO, HC





                              Page 5 of 114 Pages

                                  SCHEDULE 13D
        CUSIP NO.   86768K 10 6                PAGE 6 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Equitable Companies Incorporated


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  /X/

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*

              N/A


  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                    7    SOLE VOTING POWER

                                 746,030
         NUMBER OF
          SHARES    8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING   9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  746,030

                    10   SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            746,030

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.5% - See Item 5

 14 TYPE OF REPORTING PERSON*

           CO, HC





                              Page 6 of 114 Pages

                                  SCHEDULE 13D
        CUSIP NO.   86768K 10 6                 PAGE 7 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AXA


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  / /

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
            N/A

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                        / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

            France

                     7   SOLE VOTING POWER

                                 746,030
         NUMBER OF
           SHARES    8   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING   9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  746,030


                     10  SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           746,030

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5% - See Item 5

 14 TYPE OF REPORTING PERSON*

         OO, HC





                              Page 7 of 114 Pages

                                  SCHEDULE 13D
CUSIP NO.   86768K 10 6                         PAGE 8 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Finaxa


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  / /

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
             N/A

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

             France

                           7  SOLE VOTING POWER

                                      746,030

                SHARES     8  SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY
                 EACH
              REPORTING    9  SOLE DISPOSITIVE POWER
               PERSON
                WITH                  746,030


                           10 SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           746,030

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5% - See Item 5

 14 TYPE OF REPORTING PERSON*

          OO, HC





                              Page 8 of 114 Pages

                                  SCHEDULE 13D
CUSIP NO.   86768K 10 6                              PAGE 9 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AXA Assurances I.A.R.D. Mutuelle


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  /X/

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
           N/A

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

             France

                            7  SOLE VOTING POWER

                                        746,030
                NUMBER OF
                 SHARES     8  SHARED VOTING POWER
              BENEFICIALLY
                OWNED BY
                  EACH
                REPORTING   9  SOLE DISPOSITIVE POWER
                 PERSON
                  WITH                 746,030

                            10 SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           746,030

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.5% - See Item 5

 14 TYPE OF REPORTING PERSON*

           IC





                              Page 9 of 114 Pages

                                  SCHEDULE 13D
 CUSIP NO.   86768K 10 6                             PAGE 10 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AXA Assurances Vie Mutuelle


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  /X/

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
            N/A

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

             France

              7   SOLE VOTING POWER

                          746,030
  NUMBER OF
    SHARES    8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                  746,030


              10  SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        746,030

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                             / /

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.5% - See Item 5

 14 TYPE OF REPORTING PERSON*

        IC





                              Page 10 of 114 Pages

                                 SCHEDULE 13D
 CUSIP NO.   86768K 10 6                           PAGE 11 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Uni Europe Assurance Mutuelle


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  /X/

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
            N/A

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

            France

              7   SOLE VOTING POWER

                          746,030
  NUMBER OF
    SHARES    8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING  9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                 746,030


              10  SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          746,030

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5% - See Item 5

 14 TYPE OF REPORTING PERSON*

          IC





                              Page 11 of 114 Pages

                                  SCHEDULE 13D
CUSIP NO.   86768K 10 6                             PAGE 12 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alpha Assurances Vie Mutuelle


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  /X/

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
            N/A

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

           France

                7    SOLE VOTING POWER

                             746,030
   NUMBER OF
     SHARES     8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING   9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                  746,030


                10   SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           746,030

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5% - See Item 5

 14 TYPE OF REPORTING PERSON*

           IC





                              Page 12 of 114 Pages

                                  SCHEDULE 13D
CUSIP NO.   86768K 10 6                            PAGE 13 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alpha Assurances I.A.R.D. Mutuelle


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  /X/

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
    N/A


  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

            France

                7    SOLE VOTING POWER

                             746,030
   NUMBER OF
     SHARES     8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING   9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   746,030


                10   SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           746,030

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5% - See Item 5

 14 TYPE OF REPORTING PERSON*

          IC





                              Page 13 of 114 Pages

                                  SCHEDULE 13D
CUSIP NO.   86768K 10 6                                PAGE 14 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Claude Bebear, AXA Voting Trustee


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  / /

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
           N/A

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

            France

                     7   SOLE VOTING POWER

                                 746,030
         NUMBER OF
           SHARES    8   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING   9   SOLE DISPOSITIVE POWER
           PERSON
            WITH                 746,030


                     10  SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          746,030

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5% - See Item 5

 14 TYPE OF REPORTING PERSON*

            IN





                              Page 14 of 114 Pages

                                  SCHEDULE 13D
CUSIP NO.   86768K 10 6                               PAGE 15 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Patrice Garnier, AXA Voting Trustee


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  / /

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
           N/A

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

           France

                     7   SOLE VOTING POWER

                                 746,030
         NUMBER OF
           SHARES    8   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING  9   SOLE DISPOSITIVE POWER
           PERSON
            WITH                 746,030


                     10  SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          746,030

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5% - See Item 5

 14 TYPE OF REPORTING PERSON*

            IN






                              Page 15 of 114 Pages

                                  SCHEDULE 13D
CUSIP NO.   86768K 10 6                           PAGE 16 OF 114 PAGES


  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Henry de Clermont-Tonnerre, AXA Voting Trustee


  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                          (b)  / /

  3 SEC USE ONLY



  4 SOURCE OF FUNDS*
           N/A

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


  6 CITIZENSHIP OR PLACE OF ORGANIZATION

            France

                            7  SOLE VOTING POWER

                                       746,030
               NUMBER OF
                 SHARES     8  SHARED VOTING POWER
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING    9  SOLE DISPOSITIVE POWER
                PERSON
                 WITH                  746,030


                            10 SHARED DISPOSITIVE POWER



 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          746,030

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5% - See Item 5

 14 TYPE OF REPORTING PERSON*

            IN





                              Page 16 of 114 Pages

ITEM 1.  SECURITY AND ISSUER

   This Statement relates to the common stock, $0.01 par value per share (the "Shares"), of Sunrise Assisted Living, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 9401 Lee Highway, Suite 300, Fairfax, Virginia 22031.

ITEM 2.  IDENTITY AND BACKGROUND

   This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Sprout Growth II, L.P, a Delaware limited partnership ("Growth II"), (2) DLJ Capital Corporation, a Delaware corporation ("DLJCC"), (3) Donaldson, Lufkin & Jenrette Securities Corporation, a Delaware corporation ("DLJSC"), (4) Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation ("DLJ"), (5) The Equitable Companies Incorporated, a Delaware corporation ("Equitable"), (6) AXA, a societe anonyme organized under the laws of France, (7) Finaxa, a societe anonyme organized under the laws of France, (8) AXA Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, (9) AXA Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (10) Uni Europe Assurance Mutuelle, a mutual insurance company organized under the laws of France, (11) Alpha Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (12) Alpha Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, and (13) Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, trustees (the "AXA Voting Trustees") of a voting trust (the "AXA Voting Trust") established pursuant to a Voting Trust Agreement by and among AXA and the AXA Voting Trustees dated as of May 12, 1992.

   Growth II is a Delaware limited partnership formed to invest in securities for long-term appreciation. DLJCC is the managing general partner of Growth II and makes all of the investment and voting decisions on the part of Growth II.

   DLJCC is a Delaware corporation formed to make investments in industrial and other companies to participate in the management of venture capital pools. DLJCC is a wholly owned subsidiary of DLJ.

   DLJSC is a Delaware corporation and a registered broker/dealer. DLJSC is a wholly owned subsidiary of DLJ.

   DLJ is a publicly-held Delaware corporation. DLJ directly owns all of the capital stock of DLJCC and DLJSC. DLJ, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment adviser engaged in investment banking, institutional trading and research, investment management and financial and correspondent brokerage services. Equitable directly owns 44.1% of DLJ, and The Equitable Life Assurance Society of the United States, a New York stock life insurance company wholly owned by Equitable, indirectly owns 36.1% of DLJ.

   Equitable is a Delaware corporation and is a holding company. As of April 30, 1996 approximately 60.7% of the outstanding common stock as well as certain convertible preferred stock of Equitable was beneficially owned by AXA. For insurance regulatory purposes, to insure that certain indirect minority shareholders of AXA will not be able to exercise control over Equitable and certain of its insurance subsidiaries, the voting shares of Equitable capital stock beneficially owned by AXA and its subsidiaries have been deposited into the AXA Voting Trust. For additional information regarding the AXA Voting Trust, reference is made to the Schedule 13D filed by AXA with respect to Equitable.

   AXA is a societe anonyme organized under the laws of France and a holding company for an international group of insurance and related financial services companies.

   Finaxa is a societe anonyme organized under the laws of France and is a holding company. As of May 9, 1996, Finaxa owned 29.9% of the issued shares (representing approximately 39.6% of the voting power) of AXA.

   Each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Uni Europe Assuance Mutuelle, Alpha Assurances Vie Mutuelle, and Alpha Assurances I.A.R.D. Mutuelle (collectively, the "Mutuelles AXA") is a mutual insurance company organized under the laws of France. The Mutuelles AXA are owned by approximately 1.5 million policy holders. As of May 9, 1996, the Mutuelles AXA, as a group, control, directly and indirectly through intermediate holding companies, approximately 40.1% of the issued shares (representing approximately 46.2% of the voting power) of AXA. AXA is indirectly controlled by the Mutuelle AXA, acting as a group.

    Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnere, the AXA Voting Trustees, exercise all voting rights with respect to the shares of Equitable capital stock beneficially owned by AXA and its subsidiaries that have been deposited





                              Page 17 of 114 Pages
in the AXA Voting Trust. The business address, citizenship and present and principal occupation of each of the AXA Voting Trustees are set forth on Schedule E attached hereto.

   The address of the principal business and principal office of each of Growth II, DLJCC, DLJSC and DLJ is 277 Park Avenue, New York, New York 10172. The address of the principal business and principal office of Equitable is 787 Seventh Avenue, New York, New York 10019.

   The address of the principal business and principal office of each of AXA, Finaxa and the AXA Voting Trustees is 23, avenue Matignon, 75008 Paris, France; of each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21/25, rue de Chateaudun, 75009 Paris, France; of each of Alpha Assurances I.A.R.D. Mutuelle and Alpha Assurances Vie Mutuelle is Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France; and of Uni Europe Assurance Mutuelle is 24, rue Druout, 75009 Paris, France.

   The name, business address, citizenship, present and principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or member, as applicable, of the Board of Directors or the Conseil d'Administration (French analogue of a Board of Directors) of DLJCC, DLJSC, DLJ, Equitable, AXA, Finaxa and the Mutuelles AXA are set forth on Schedules A through K, respectively, attached hereto.

   During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedule A through K attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   The aggregate amount of funds used by each of Growth II and DLJCC to purchase the Shares was $6,004,449 and $595,548, respectively. The funds used by Growth II and DLJCC to purchase the Shares came from their general investment capital. The funds used by DLJSC to purchase the Shares came from its working capital. Since May 31, 1996, DJLSC has been a market-marker and in the ordinary course of market-making activities has acquired and disposed of Shares. No funds of any of DLJ, Equitable, AXA, Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Uni Europe Assurance Mutuelle, Alpha Assurances vie Mutuelle, Alpha Assurances I.A.R.D. Mutuelle, Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre were used to purchase Shares.


ITEM 4.  PURPOSE OF TRANSACTION

   The Reporting Persons acquired the Shares for investment purposes (except in connection with DJLSC's ordinary course market-making activities, which are expected to continue) and not for the purpose of acquiring control of the Company. Except as disclosed in Item 6 of this statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of
Schedule 13D. In addition, except as qualified by Item 6, depending on market and other considerations, the Reporting Persons may acquire additional Shares or other securities of the Company if such Shares or securities become available at prices that are attractive to the Reporting Persons. On the other hand, depending on market and other considerations, the Reporting Persons may dispose of all or a portion of the Shares or other securities they now own or may hereinafter acquire.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   Growth II may be deemed to be the beneficial owner of the 667,161 Shares (the "Growth Shares") directly owned by it, or approximately 4.9% of the Shares outstanding. Growth has the sole power to vote and the sole power to dispose of the Growth Securities directly owned by it.

   DLJCC may be deemed to be the beneficial owner 66,172 Shares directly owned by it, or 0.5% of the Shares outstanding. DLJCC, as the managing general partner of Growth II, also may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Growth II Shares, for a total of 733,333 Shares (collectively, the "DLJCC





                              Page 18 of 114 Pages

Shares"), or approximately 5.4% of the Shares outstanding. DLJCC has the sole power to vote and the sole power to dispose of the Shares directly owned by it.

   DLJSC may be deemed to be the beneficial owner of the 12,697 Shares directly owned by it (the "DLJSC Shares"), or approximately 0.1% of the Shares outstanding as of the close of business on June 12, 1996. DLJSC has the sole power to vote and the sole power to dispose of the DLJSC Shares directly owned by it.

   As the sole stockholder of DLJCC, and DLJSC, DLJ may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares and the DLJSC Shares. Because of Equitable's ownership of DLJ, Equitable may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares and the DLJSC Shares that may be deemed to be beneficially owned indirectly by DLJ.

   The Reporting Persons, in the aggregate, may be deemed to beneficially own 746,030 Shares or approximately 5.5% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned be each person herein on the date hereof is based upon 13,516,419 Shares outstanding as stated by the Company in its Prospectus dated May 30, 1996.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   The Company and DLJSC are parties to an Underwriting Agreement (the "Underwriting Agreement"), dated May 30, 1996, among the Company, certain selling stockholders of the Company named therein (the "Selling Stockholders") and DLJSC, Alex. Brown & Sons Incorporated and NatWest Securities Limited, as representatives of the several Underwriters named therein (the "Underwriters"), relating to an initial public offering of Shares by the Company. Pursuant to the Underwriting Agreement, DLJSC and the other Underwriters severally agreed to purchase an aggregate of 5,700,000 Shares from the Company and were granted an option to purchase an additional 855,000 Shares from the Selling Stockholders. Such initial public offering (including the exercise by the Underwriters of such option) was consummated on June 5, 1996.

   In connection with the above-mentioned initial public offering by the Company, each of Growth II and DLJCC entered into a lock-up agreement (collectively, the "Lock-Up Agreements"), dated May 3, 1996, pursuant to which each of Growth II and DLJCC has agreed, subject to certain exceptions, not to sell or otherwise dispose of any of the Growth Shares or the DJLCC Shares for a period of 180 days from May 30, 1996 without the prior written consent of the representatives of the Underwriters other than DLJSC.

   In addition, the Company and each of Growth II and DLJCC are parties to a Registration Agreement (the "Registration Agreement"), dated January 4, 1995, by and among the Company, the Investors named therein (including, without limitation, each of Growth II and DLJCC) (collectively, the "Investors") and Paul J. and Teresa M. Klaassen (collectively, the "Founders"). Pursuant to the terms of the Registration Agreement, the Founders, as holders of 5,164,475 Shares (the "Founders' Shares"), and each of the Investors, as the holders of an aggregate of 2,444,444 Shares issued upon conversion of the Company's Series A Convertible Preferred Stock (the "Investors' Shares"), are entitled to certain rights with respect to the registration of such shares (the "Registrable Securities") under the Securities Act of 1933, as amended (the "Securities Act").

     Demand Registration. Pursuant to the terms of the Registration Agreement, holders of Registrable Securities may request that the Company offer some or all of such Registrable Securities to the public pursuant to an effective registration statement under the Securities Act. Registration on Form S-1 may be demanded by either of the Founders or by the holders of not less than a majority of the Investors' Shares. Registration on Form S-2 or Form S-3 may be demanded by either 25% of the holders of Investors' Shares or by holders of 25% of the then outstanding Founders' Shares, provided that the aggregate offering value of the Registrable Securities requested to be included in such registration must be reasonably expected to equal at least $1 million. The holders have the right to require the Company to file a registration statement on Form S-1 two times and on Form S-2 or Form S-3 an unlimited number of times.

     Incidental (i.e., "Piggyback") Registration. In addition, the Registration Agreement provides that if the Company at any time proposes to register any of its securities under the Securities Act, on a form other than Form S-4 or S-8, the holders of Registrable Securities are entitled to have their shares included in such registration statement on a pro rata basis, subject to certain other terms and conditions.





                              Page 19 of 114 Pages

   Except as stated in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the Shares, including, without limitation, any agreements concerning (i) transfer or voting of any Shares,
(ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses or (viii) the giving or withholding of proxies.

   The foregoing response to this Item 6 is qualified in its entirety by reference to the Underwriting Agreement, the Lock-Up Agreements and the Registration Agreement, the full texts of which are filed as Exhibits 2 through 5 hereto and incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   1      Agreement among the Reporting Persons to file a joint statement on
          Schedule 13D.

   2. Underwriting Agreement, dated May 30, 1996, among the Company, the Selling Stockholders and the Underwriters, relating to the Company's initial public offering of Shares.

   3.     Lock-Up Agreement, dated May 3, 1996, between the Company and Growth
          II.

   4.     Lock-Up Agreement, dated May 3, 1996, between the Company and DLJCC.

   5. Registration Agreement, dated January 4, 1995, among the Company, the Investors and the Founders.





                              Page 20 of 114 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 6, 1996


                                   Sprout Growth II, L.P.
                                   by:  DLJ Capital Corporation
                                   its: Managing General Partner

                                      /s/ Thomas E. Siegler
                                   -------------------------------------
                                   Thomas E. Siegler
                                   Secretary and Treasurer





                              Page 21 of 114 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 6, 1996


                                   DLJ Capital Corporation

                                      /s/ Thomas E. Siegler
                                   -----------------------------------------
                                   Thomas E. Siegler
                                   Secretary and Treasurer





                              Page 22 of 114 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 6, 1996


                                   Donaldson, Lufkin & Jenrette Securities
                                      Corporation

                                      /s/ Thomas E. Siegler
                                   --------------------------------------------
                                   Thomas E. Siegler
                                   Senior Vice President










                            Pages 23 of 114 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 6, 1996


                                   Donaldson, Lufkin & Jenrette, Inc.

                                      /s/ Thomas E. Siegler
                                   --------------------------------------------
                                   Thomas E. Siegler
                                   Senior Vice President





                             Page 24 of 114 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 6, 1996


                                   The Equitable Companies Incorporated

                                         /s/ Joanne T. Marren
                                   ---------------------------------------------
                                   Joanne T. Marren
                                   Senior Vice President and Deputy General
                                      Counsel





                              Page 25 of 114 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 6, 1996


                                   AXA
                                   Finaxa
                                   AXA Assurances I.A.R.D. Mutuelle
                                   AXA Assurances Vie Mutuelle
                                   Uni Europe Assurance Mutuelle
                                   Alpha Assurances I.A.R.D. Mutuelle
                                   Alpha Assurances Vie Mutuelle
                                   Claude Bebear, as AXA Voting Trustee
                                   Patrice Garnier, as AXA Voting Trustee
                                   Henri Clermont-Tonnerre, as AXA Voting
                                      Trustee

                                          /s/ Joanne T. Marren
                                   --------------------------------------------

                                   Joanne T. Marren
                                   Attorney-in-fact





                              Page 26 of 114 Pages

                                                                      Schedule A
                        Executive Officers and Directors
                                       of
                            DLJ Capital Corporation

          The names of the Directors and the names and titles of the Executive Officers of DLJ Capital Corporation ("DLJCC") and their business addresses and principal occupations are set forth below. Each Director's or Executive Officer's business address is that of DLJCC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJCC and each individual is a United States citizen.

       Name, Business Address     Present Principal Occupation
       ----------------------     ----------------------------
     * Richard E. Kroon           President and Chief
                                  Executive Officer


     * Anthony F. Daddino         Vice President; Executive
                                  Vice President and Chief
                                  Financial Officer,
                                  Donaldson, Lufkin &
                                  Jenrette, Inc.


     * Thomas E. Siegler          Secretary and Treasurer;
                                  Senior Vice President and
                                  Secretary, Donaldson, Lufkin
                                  & Jenrette, Inc.


- ---------------------------
     * Director





                              Page 27 of 114 Pages

                                                                      Schedule B

                        Executive Officers and Directors
                                       of
              Donaldson, Lufkin & Jenrette Securities Corporation

          The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJSC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJSC and each individual is a United States citizen.

    Name, Business Address     Present Principal Occupation
   -----------------------     ----------------------------
  *John S. Chalsty             Chairman and Chief Executive
                               Officer; Chairman and Chief
                               Executive Officer,
                               Donaldson, Lufkin &
                               Jenrette, Inc.


  *Joe L. Roby                 President and Chief
                               Operating Officer; President
                               and Chief Operating Officer,
                               Donaldson, Lufkin &
                               Jenrette, Inc.


  *Carl B. Menges              Vice Chairman of the Board;
                               Vice Chairman of the Board,
                               Donaldson, Lufkin &
                               Jenrette, Inc.


  *Hamilton E. James           Managing Director; Managing
                               Director, Donaldson, Lufkin
                               & Jenrette, Inc.


  *Richard S. Pechter          Managing Director; Managing
                               Director, Donaldson, Lufkin
                               & Jenrette, Inc.


  *Theodore P. Shen            Managing Director; Managing
                               Director, Donaldson, Lufkin
                               & Jenrette, Inc.


  *Anthony F. Daddino          Executive Vice President and
                               Chief Financial Officer;
                               Executive Vice President and
                               Chief Financial Officer,
                               Donaldson, Lufkin & Jenrette, Inc.

- -------------------------
  *Director





                              Page 28 of 114 Pages

                                                                      Schedule C
                        Executive Officers and Directors
                                       of
                       Donaldson, Lufkin & Jenrette, Inc.

          The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJ at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJ and each individual is a United States citizen.

     Name, Business Address      Present Principal Occupation
     -----------------------     ----------------------------
    *John S. Chalsty             Chairman and Chief Executive
                                 Officer; Chairman and Chief
                                 Executive Officer,
                                 Donaldson, Lufkin &
                                 Jenrette, Inc.


    *Joe L. Roby                 President and Chief
                                 Operating Officer; President
                                 and Chief Operating Officer,
                                 Donaldson, Lufkin &
                                 Jenrette, Inc.


    *Claude Bebear (1)           Chairman and Chief Executive
     AXA                         Officer, AXA
     23, avenue Matignon
     75008 Paris, France


    *Henri de Castries (1)       Executive Vice President
     AXA                         Financial Services and Life
     23, avenue Matignon         Insurance Activities, AXA
     75008 Paris, France


    *Kevin Dolan                 Executive Vice President,
     AXA Asset Management        AXA Asset Management
     40, rue de Collissee
     75008 Paris, France


    *Louis Harris                Chairman and Chief Executive
     LH Research                 Officer, LH Research
     152 East 38th Street        (research)
     New York, New York
     10016-2605





                              Page 29 of 114 Pages

    *Henri G. Hottingeur (2)     Chairman and Chief Executive
     Banque Hottingeur           Officer, Banque Hottingeur
     38, rue de Provence         (banking)
     75009 Paris, France


    *W. Edwin Jarmain (3)        President, Jarmain Group
     Jarmain Group Inc.          Inc. (private investment
     95 Wellington Street        holding company)
     West Suite 805
     Toronto, Canada


    *Francis Jungers             Retired Chairman, Arabian
     19880 NW Nestucca Drive     American Oil Company (oil
     Portland, Oregon  97229     industry)


    *Joseph J. Melone            President and Chief
     The Equitable Companies     Executive Officer, The
        Incorporated             Equitable Companies
     787 Seventh Avenue          Incorporated
     New York, New York  10019


    *W. J. Sanders, III          Chairman and Chief Executive
     Advanced Micro Devices,     Officer, Advanced Micro
        Inc.                     Devices
     901 Thompson Place
     Sunnyvale, CA  94086


    *Jerry M. de St. Paer        Executive Vice President and
     The Equitable Companies     Chief Financial Officer, The
        Incorporated             Equitable Companies
     787 Seventh Avenue          Incorporated
     New York, New York  10019


    *John C. West                Former Ambassador to Saudi
     Bothea, Jordan & Griffin    Arabia
     23B Shelter Cove
     Hilton Head Island, SC
     29928


    *Carl B. Menges              Vice Chairman of the Board


    *Hamilton E. James           Managing Director


    *Richard S. Pechter          Managing Director


    *Theodore P. Shen            Managing Director


    *Anthony F. Daddino          Executive Vice President and
                                 Chief Financial Officer





                              Page 30 of 114 Pages

    *Robert J. Albano            Senior Vice President and
                                 Director of Compliance and
                                 Regulatory Affairs


     Michael M. Bendik           Senior Vice President and
                                 Chief Accounting Officer


     Michael A. Boyd             Senior Vice President and
                                 General Counsel


     Joseph D. Donnelly          Senior Vice President and
     One Pershing Plaza          Associate General Counsel
     Jersey City, NJ  07599


     Stuart S. Flamberg          Senior Vice President and
                                 Director of Taxes


     Roy A. Garman               Senior Vice President and
                                 Controller


     Charles J. Hendrickson      Senior Vice President and
                                 Treasurer


     Gerald B. Rigg              Senior Vice President and
                                 Director of Human Resources


     Thomas E. Siegler           Senior Vice President and
                                 Secretary


     Lucia D. Swanson            Senior Vice President and
                                 Associate General Counsel
- -----------------------------
    *Director
 (1) Citizen of the Republic of
       France
 (2) Citizen of Canada
 (3) Citizen of Switzerland





                              Page 31 of 114 Pages

                                                                      Schedule D
                        Executive Officers and Directors
                                       of
                      The Equitable Companies Incorporated

          The names of the Directors and the names and titles of the Executive Officers of The Equitable Companies Incorporated ("EQ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of EQ at 787 Seventh Avenue, New York, New York 10019. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to EQ and each individual is a United States citizen.

     Name, Business Address      Present Principal Occupation
     ----------------------      ----------------------------
    *Claude Bebear (1)           Chairman of the Board;
     AXA                         Chairman and Chief Executive
     23, avenue Matignon         Officer, AXA
     75008 Paris, France


    *James M. Benson             Senior Executive Vice
                                 President and Chief
                                 Operating Officer; President
                                 and Chief Executive Officer,
                                 The Equitable Life Assurance
                                 Society of the United States


    *Henri de Castries (1)       Vice Chairman of the Board;
     AXA                         Executive Vice President
     23, avenue Matignon         Financial Services and Life
     75008 Paris, France         Insurance Activities
                                 (outside of France), AXA


    *John S. Chalsty             Chairman and Chief Executive
     Donaldson, Lufkin &         Officer, Donaldson, Lufkin &
        Jenrette, Inc.           Jenrette, Inc.
     277 Park Avenue
     New York, NY  10172


     Jerry M. de St. Paer        Senior Executive Vice
                                 President and Chief
                                 Financial Officer; Executive
                                 Vice President, The
                                 Equitable Life Assurance
                                 Society of the United States


    *Joseph L. Dionne            Chairman and Chief Executive
     The McGraw Hill Companies   Officer, The McGraw Hill
     1221 Avenue of the          Companies (publishing)
       Americas
     New York, NY  10020





                              Page 32 of 114 Pages

    *William T. Esrey            Chairman of the Board and
     Sprint Corporation          Chief Executive Officer, The
     P.O. Box 11315              Sprint Corporation
     Kansas City, MO  64112      (telecommunications)


    *Jean-Rene Fourtou (1)       Chairman and Chief Executive
     Rhone-Poulenc S.A.          Officer, Rhone-Poulenc S.A.
     25 quai Paul Doumer         (industry)
     92408 Courbevoie,
     France


     Robert E. Garber            Executive Vice President and
                                 General Counsel


    *Donald J. Greene            Partner, LeBoeuf,  Lamb,
     LeBoeuf, Lamb, Greene &     Greene & MacRae (law firm)
       MacRae
     125 West 55th Street
     New York, NY 10019


    *Anthony Hamilton (2)        Group Chairman and Chief
     35 Wilson Street            Executive Officer, Fox-Pitt,
     London, England  EC2M 2SJ   Kelton Group Limited
                                 (Finance)


    *John T. Hartley             Retired Chairman and Chief
     Harris Corporation          Executive Officer, Harris
     1025 Nasa Boulevard         Corporation (manufacturer of
     Melbourne, FL  32919        electronic, telephone and
                                 copying systems)


    *John H.F. Haskell, Jr.      Director and Managing
     Dillon, Read & Co., Inc.    Director, Dillon, Read &
     535 Madison Avenue          Co., Inc. (investment
     New York, NY  10028         banking firm)



    *W. Edwin Jarmain (3)        President, Jarmain Group
     Jarmain Group Inc.          Inc. (private investment
     95 Wellington St. West      holding company)
     Suite 805
     Toronto, Ontario M5J 2N7
     Canada





                              Page 33 of 114 Pages

    *Winthrop Knowlton           Chairman, Knowlton Brothers,
     Knowlton Brothers, Inc.     Inc. (private investment
     530 Fifth Avenue            firm); President and Chief
     New York, NY  10036         Executive Officer, Knowlton
                                 Associates, Inc. (consulting
                                 firm)


    *Arthur L. Liman             Partner, Paul, Weiss,
     Paul, Weiss, Rifkind,       Rifkind, Wharton & Garrison
        Wharton & Garrison       (law firm)
     1285 Avenue of the
        Americas
     New York, NY  10019


     Joanne T. Marren            Senior Vice President and
                                 Deputy General Counsel


     William T. McCaffrey        Executive Vice President and
                                 Chief Administrative
                                 Officer; Senior Executive
                                 Vice President and Chief
                                 Operating Officer, The
                                 Equitable Life Assurance
                                 Society of the United States


    *Joseph J. Melone            Chief Executive Officer and
                                 President; Chairman of the
                                 Board, The Equitable Life
                                 Assurance Society of the
                                 United States


     Peter D. Noris              Executive Vice President and
                                 Chief Investment Officer;
                                 Executive Vice President and
                                 Chief Investment Officer,
                                 The Equitable Life Assurance
                                 Society of the United States


    *Didier Pineau-Valencienne   Chairman and Chief Executive
     64-70, avenue Jean          Officer, Schneider S.A.
        Baptiste Clement         (electric equipment)
     92646 Boulogne Cedex,
        France


    *George J. Sella, Jr.        Retired Chairman, President
     American Cyanamid Company   and Chief Executive Officer,
     P.O. Box 3017               American Cyanamid Company
     Newton, NJ  07860           (manufacturer pharmaceutical
                                 products and agricultural
                                 products)


     Jose Suquet                 Executive Vice President;
                                 Executive Vice President and
                                 Chief Agency Officer; The
                                 Equitable Life Assurance
                                 Society of the United States





                              Page 34 of 114 Pages

     Stanley B. Tulin            Executive Vice President;
                                 Senior Executive Vice
                                 President and Chief
                                 Financial Officer, The
                                 Equitable Companies
                                 Incorporated


    *Dave H. Williams            Chairman and Chief Executive
     Alliance Capital            Officer, Alliance Capital
     Management Corporation      Management Corp. (investment
     1345 Avenue of the          company)
        Americas
     New York, NY  10105


- ----------------------------
    *Director
 (1) Citizen of the Republic of
       France
 (2) Citizen of United Kingdom
 (3) Citizen of Canada





                              Page 35 of 114 Pages

                                                                      Schedule E
                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                                      AXA

          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA and each individual is a citizen of the Republic of France.

   Name, Business Address      Present Principal Occupation
   ----------------------      ----------------------------
  *Claude Bebear               Chairman and Chief Executive
                               Officer


  *Antoine Bernheim            Chairman and Chief Executive
   Piazza Duca Degli Abruzzi   Officer, Assicurazioni
   2                           Generali (insurance)
   34132 Trieste, Italy


   Henri de Castries           Executive Vice President,
                               Financial Services and Life
                               Insurance Activities
                               (outside of France)


   Francoise Colloc'h          Executive Vice President,
                               Human Resources and Public
                               Relations


  *Henri de Clermont-Tonnerre  Chairman, Societe d'Armement
   90, rue de Miromesnil       et de Navigation Charles
   75008 Paris, France         Schiaffino (transportation)


  *David Dautresme             Partner and Managing
   121, boulevard Haussman     Director
   75008 Paris, France         Lazard Freres et Cie
                               (investment banking)


  *Jean-Rene Fourtou           Chairman and Chief Executive
   25, quai Paul Doumer        Officer, Rhone-Poulenc S.A.
   92408 Courbevoie, France    (industry)


  *Michel Francois-Poncet      Chairman of the Supervisory
   3, rue d'Autin              Board of Compagnie
   75002 Paris, France         Financiere Paribas and
                               Banque Paribas (financial
                               services and banking)


  *Patrice Garnier             Retired





                              Page 36 of 114 Pages

  *Gianfranco Gutty (1)        Director and Executive
   Piazza Duca Degli Abruzzi   Officer, Assicurazioni
   2                           Generali S.p.A. (insurance)
   34132 Trieste, Italy


  *Anthony Hamilton (2)        Group Chairman and Chief
   35 Wilson Street            Executive Officer, Fox-Pitt,
   London, England  EC2M 2SJ   Kelton Group Limited
                               (Finance)


  *Henri Hottinguer (3)        Chairman and Chief Executive
   38, rue de Provence         Officer, Banque Hottinguer
   75009 Paris, France         (banking)


  *Richard H. Jenrette (4)     Retired
   787 Seventh Avenue
   New York, New York  10019


  *Henri Lachmann              Chairman and Chief Executive
   56, rue Jean Giraudoux      Officer, Strafor Facom
   67000 Strasbourg, France    (office furniture)


   Gerard de la Martiniere     Executive Vice President,
                               Corporate Finance and
                               Administrative Services


  *Didier Pineau-Valencienne   Chief Executive Officer,
   64-70, avenue Jean          Schneider S.A. (electric
   Baptiste Clement            equipment)
   92646 Boulogne Cedex,
   France


   Claude Tendil               Executive Vice President,
                               Insurance Activities (in
                               France) and Non-Life and
                               Composite Insurance
                               Activities (outside of
                               France)

- --------------------------
  * Member, Conseil
     d'Administration
(1) Citizen of Italy
(2) Citizen of the United Kingdom
(3) Citizen of Switzerland
(4) Citizen of the United States
     of America





                              Page 37 of 114 Pages

                                                                      Schedule F
                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                                     FINAXA

          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occu`pation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.

   Name, Business Address      Present Principal Occupation
   -----------------------     ----------------------------
  *Claude Bebear               Chairman and Chief Executive
                               Officer; Chairman and Chief
                               Executive Officer, AXA


  *Henri de Castries           Executive Vice President,
                               Financial Services and Life
                               Insurance Activities
                               (outside of France), AXA


  *Henri de Clermont-Tonnerre  Chairman, Societe d'Armement
   90, rue de Miromesnil       et de Navigation Charles
   75008 Paris, France         Schiaffino (transportation)


  *Jean-Rene Fourtou           Chairman and Chief
   25, quai Paul Doumer        Executive Officer,
   92408 Courbevoie, France    Rhone-Poulenc S.A.
                                (industry)


  *Patrice Garnier             Retired


  *Henri Hottinguer (1)        Chairman and Chief
   38, rue de Provence         Executive Officer, Banque
   75009 Paris, France         Hottinguer (banking)



  *Paul Hottinguer (1)         Assistant Chairman and
   38, rue de Provence         Chief Executive Officer,
   75009 Paris, France         Banque Hottinguer
                                 (banking)


  *Henri Lachmann              Chairman and Chief
   56, rue Jean Giraudoux      Executive Officer, Strafor
   67000 Strasbourg, France    Facom (office furniture)





                              Page 38 of 114 Pages

    *Georges Rousseau            Chairman, Apave Normandies
     2, rue des Mouettes         (consulting)
     76130 Mont Saint Aignan,
     France


- -----------------------------
    *Member, Conseil
      d'Administration
 (1) Citizen of Switzerland





                              Page 39 of 114 Pages

                                                                      Schedule G
                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                        AXA ASSURANCES I.A.R.D. MUTUELLE

          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at 21/25, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

    Name, Business Address     Present Principal Occupation
   -----------------------     ----------------------------
  *Claude Bebear               Chairman and Chief Executive
   23, avenue Matignon         Officer; Chairman and Chief
   75008 Paris, France         Executive Officer, AXA


   Jean-Luc Bertozzi           Assistant Chief Executive
   21/25, rue de Chateaudun    Officer
   75009 Paris, France


  *Henri de Castries           Executive Vice President,
   23, avenue Matignon         Financial Services and Life
   75008 Paris, France         Insurance Activities
                               (outside of France), AXA


  *Jean-Pierre Chaffin         Manager, Federation de la
   5, rue la Bruyere           Metallurgie (industry)
   75009 Paris, France


  *Gerard Coutelle             Retired


  *Jean-Rene Fourtou           Chairman and Chief Executive
   25, quai Paul Doumer        Officer, Rhone-Poulenc S.A.
   92408 Courbevoie, France    (industry)


  *Patrice Garnier             Retired


  *Henri Lachmann              Chairman and Chief Executive
   56, rue Jean Giraudoux      Officer, Strafor Facom
   67000 Strasbourg, France    (office furniture)





                              Page 40 of 114 Pages

  *Francoise Richer            Retired


  *Georges Rousseau            Chairman, Apave Normandies
   2, rue des Mouettes         (consulting)
   76130 Mont Saint Aignan,
   France


  *Claude Tendil               General Manager; Executive
   23, avenue Matignon         Vice President, Insurance
   75008 Paris, France         Activities (in France) and
                               Non-Life and Composite
                               Insurance Activities
                               (outside of France)


  *Nicolas Thiery              Chairman and Chief Executive
   6 Cite de la Chapelle       Officer, Etablissements
   75018 Paris, France         Jaillard (management
                               consulting)


  *Francis Vaudour             Chief Executive Officer,
   14, boulevard Industriel    Segafredo Zanetti France
   76301 Sotteville les        S.A. (coffee importing and
   Rouen, France               processing)

- ------------------------
  *Member, Conseil
     d'Administration





                               Page 41 of 114 Pages

                                                                      Schedule H
                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                          AXA ASSURANCES VIE MUTUELLE

          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at 21/25, rue de Chateaudun, 75009 Paris,
France.   Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.

    Name, Business Address          Present Principal Occupation
   -----------------------          ----------------------------
  *Claude Bebear                    Chairman and Chief Executive
   23, avenue Matignon              Officer; Chairman and Chief
   75008 Paris, France              Executive Officer, AXA


   Jean-Luc Bertozzi                Assistant Chief Executive
   21/25, rue de Chateaudun         Officer
   75009 Paris, France


  *Henri de Castries                Executive Vice President,
   23, avenue Matignon              Financial Services and Life
   75008 Paris, France              Insurance Activities
                                    (outside of France), AXA


  *Jean-Pierre Chaffin              Manager, Federation de la
   5, rue la Bruyere                Metallurgie (industry)
   75009 Paris, France


  *Henri de Clermont-Tonnerre       Chairman, Societe d'Armement
   90, rue de Miromesnil            et de Navigation Charles
   75008 Paris, France              Schiaffino (transportation)

  *Gerard Coutelle                  Retired


  *Jean-Rene Fourtou                Chairman and Chief Executive
   25, quai Paul Doumer             Officer, Rhone-Poulenc S.A.
   92408 Courbevoie, France         (industry)





                              Page 42 of 114 Pages

  *Henri Lachmann                   Chairman and Chief Executive
   56, rue Jean Giraudoux           Officer, Strafor Facom
   67000 Strasbourg, France         (office furniture)


  *Francoise Richer                 Retired


  *Georges Rousseau                 Chairman, Apave Normandies
   2, rue des Mouettes              (consulting)
   76130 Mont Saint Aignan, France


  *Claude Tendil                    General Manager; Executive
   23, avenue Matignon              Vice President, Insurance
   75008 Paris, France              Activities (in France) and
                                    Non-Life and Composite
                                    Insurance Activities
                                    (outside of France)


  *Nicolas Thiery                   Chairman and Chief Executive
   6 Cite de la Chapelle            Officer, Etablissements
   75018 Paris, France              Jaillard (management
                                    consulting)


  *Francis Vaudour                  Chief Executive Officer,
   14, boulevard Industriel         Segafredo Zanetti France
   76301 Sotteville les Rouen,      S.A. (coffee importing and
   France                           processing)


- -----------------------
  *Member, Conseil
     d'Administration





                              Page 43 of 114 Pages

                                                                      Schedule I
                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                         UNI EUROPE ASSURANCE MUTUELLE

          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Uni Europe Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Uni Europe Assurance Mutuelle at 24, rue Druout, 75009 Paris, France.
Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Uni Europe Assurance Mutuelle and each individual is a citizen of the Republic of France.

    Name, Business Address     Present Principal Occupation
   -----------------------     ----------------------------
  *Claude Bebear               Chairman and Chief Executive
   23, avenue Matignon         Officer; Chairman and Chief
   75008 Paris, France         Executive Officer, AXA


  *Henri de Castries           Executive Vice President,
   23, avenue Matignon         Financial Services and Life
   75008 Paris, France         Insurance Activities
                               (outside of France), AXA


  *Francis Cordier             Chairman and Chief Executive
   rue Nicephone Niepce BP     Officer, Group Demay Lesieur
   232 76304 Sotteville Les    (food industry)
   Rouen, France


  *Gerard Coutelle             Retired


  *Jean-Rene Fourtou           Chairman and Chief Executive
   25, quai Paul Doumer        Officer, Rhone-Poulenc S.A.
   92408 Courbevoie, France    (industry)


  *Patrice Garnier             Retired


  *Henri Lachmann              Chairman and Chief Executive
   56, rue Jean Giraudoux      Officer, Strafor Facom
   67000 Strasbourg, France    (office furniture)


  *Francis Magnan              Chairman and Chief Executive
   50, boulevard des Dames     Officer, Groupe Daher (air
   13002 Marseille, France     and sea transportation)





                              Page 44 of 114 Pages

  *Jean de Ribes               Chief Executive Officer,
   13, rue Notre Dame des      Banque Rivaud (banking)
   Victoires 75008 Paris,
   France


  *Georges Rousseau            Chairman, Apave Normandies
   2, rue des Mouettes         (consulting)
   76130 Mont Saint Aignan,
   France


  *Jean-Paul Saillard          Corporate Secretary, AXA
   23, avenue Matignon
   75008 Paris, France


  *Claude Tendil               General Manager; Executive
   23, avenue Matignon         Vice President, Insurance
   75008 Paris, France         Activities (in France) and
                               Non-Life and Composite
                               Insurance Activities
                               (outside of France)

- -----------------------
  *Member, Conseil
     d'Administration





                              Page 45 of 114 Pages

                                                                      Schedule J
                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                         ALPHA ASSURANCES VIE MUTUELLE


          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances Vie Mutuelle at Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.

   Name, Business Address      Present Principal Occupation
   ----------------------      ----------------------------
  *Claude Bebear               Chairman and Chief Executive
   23, avenue Matignon         Officer; Chairman and Chief
   75008 Paris, France         Executive Officer, AXA


  *Henri de Castries           Executive Vice President,
   23, avenue Matignon         Financial Services and Life
   75008 Paris, France         Insurance Activities
                               (outside of France), AXA


  *Henri de Clermont-Tonnerre  Chairman, Societe d'Armement
   90, rue de Miromesnil       et de Navigation Charles
   75008 Paris, France         Schiaffino (transportation)


  *Claude Fath                 Manager


  *Jean-Rene Fourtou           Chairman and Chief Executive
   25, quai Paul Doumer        Officer, Rhone-Poulenc S.A.
   92408 Courbevoie, France    (industry)


  *Patrice Garnier             Retired


  *Henri Lachmann              Chairman and Chief Executive
   56, rue Jean Giraudoux      Officer, Strafor Facom
   67000 Strasbourg, France    (office furniture)





                              Page 46 of 114 Pages

  *Georges Rousseau            Chairman, Apave Normandies
   2, rue des Mouettes         (consulting)
   76130 Mont Saint Aignan,
   France


  *Claude Tendil               General Manager; Executive
   23, avenue Matignon         Vice President, Insurance
   75008 Paris, France         Activities (in France) and
                               Non-Life and Composite
                               Insurance Activities
                               (outside of France)


  *Francis Vaudour             Chief Executive Officer,
   14, boulevard Industriel    Segafredo Zanetti France
   76301 Sotteville les Rouen  S.A. (coffee importing and
   France                      processing)

- --------------------------
  *Member, Conseil
     d'Administration





                              Page 47 of 114 Pages

                                                                      Schedule K
                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                       ALPHA ASSURANCES I.A.R.D. MUTUELLE

          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances I.A.R.D. Mutuelle at Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

   Name, Business Address      Present Principal Occupation
   ----------------------      ----------------------------
  *Claude Bebear               Chairman and Chief Executive
   23, avenue Matignon         Officer; Chairman and Chief
   75008 Paris, France         Executive Officer, AXA


  *Henri Brischoux             Manager, AXA
   23, avenue Matignon
   75008 Paris, France


  *Henri de Castries           Executive Vice President,
   23, avenue Matignon         Financial Services and Life
   75008 Paris, France         Insurance Activities
                               (outside of France), AXA


  *Henri de Clermont-Tonnerre  Chairman, Societe d'Armement
   90, rue de Miromesnil       et de Navigation Charles
   75008 Paris, France         Schiaffino (transportation)


  *Bernard Cornille            Audit Manager, AXA
   23, avenue Matignon
   75008 Paris, France


  *Claude Fath                 Manager, Alpha Assurances
                               Vie Mutuelle


  *Patrice Garnier             Retired





                              Page 48 of 114 Pages

  *Henri Lachmann              Chairman and Chief Executive
   56, rue Jean Giraudoux      Officer, Strafor Facom
   67000 Strasbourg, France    (office furniture)


  *Claude Peter                Retired


  *Georges Rousseau            Chairman, Apave Normandies
   2, rue des Mouettes         (consulting)
   76130 Mont Saint Aignan,
   France


  *Claude Tendil               General Manager; Executive
   23, avenue Matignon         Vice President, Insurance
   75008 Paris, France         Activities (in France) and
                               Non-Life and Composite
                               Insurance Activities
                               (outside of France)

- ------------------------
  *Member, Conseil
     d'Administration





                              Page 49 of 114 Pages